November 12, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act.
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Catalent Pharma Solutions, Inc. has made disclosure pursuant to those provisions in its Form 10-Q for the fiscal quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on November 12, 2013.
Respectfully submitted,

Catalent Pharma Solutions, Inc.

By:	/s/ SAMRAT S. KHICHI
Samrat S. Khichi
Senior Vice President, Chief Administrative Officer General Counsel and Secretary